Exhibit 99.1
FORWARD-LOOKING STATEMENTS
     This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:
•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.
     In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this exhibit might not occur.
2008-2009 Budget
The information set forth is an extract of budget documents released by the Minister of Finance on April 29, 2008 , and has not been updated since that date. All dollar amounts are expressed in Canadian dollars.
Budget Overview
The Province of Nova Scotia is tabling its seventh consecutive balanced budget in fiscal 2008—2009, estimating a surplus of $189.7 million.
Total revenues for 2008—2009, including government business enterprises’ net income of $358.2 million, are projected to be $8.5 billion, up from the $8.0 billion estimated in 2007—2008. This increase is attributed to a $276.1-million increase in provincial source revenues and a $170.4-million increase in federal source revenues.
Provincial source revenues have increased primarily as a result of increases to income taxes of $139.4 million, HST revenues of $55.2 million, and petroleum royalties of $93.3 million, offset by a decline in tobacco tax revenues of $12.8 million.
Despite equalization payments being flat, federal source revenues are up over 2007—2008 estimates due to increases in health and social transfers of $41.8 million, various federal trust revenues of $49.0 million, and tangible capital assets cost-shared revenue of $51.6 million.
The Offshore Agreement signed between the province and the Government of Canada on February 14, 2005, resulted in a lump sum payment of $830 million. Provincial legislation requires that the funding from the Offshore Agreement is applied to the province’s debt and accounted for according to GAAP over the eight-year life of the agreement. The amount accrued in 2008—2009 and recorded under federal revenue sources is $105.9 million, $37.6 million more than the 2007—2008 estimate.
Total expenses for fiscal 2008—2009 are budgeted at $8.3 billion, up $392.8 million from a $7.9-billion total in 2007—2008. Major increases in spending for departments include Health and Health Promotion and Protection, $189.0 million; Justice, $29.5 million; Community Services, $26.1 million; Service Nova Scotia and Municipal Relations, $27.3 million; Education, $24.1 million; and Transportation and Infrastructure Renewal, $21.8 million. In addition, the Department of Labour and Workforce Development has been created with an initial budget of $62.4 million.
Restructuring costs, a portion of which is for funding of wage negotiations, have increased to $177.7 million, $56.3 million higher than 2007—2008.

Partially offsetting these increases in program spending are gross debt-servicing costs, which are projected to be $904.5 million, down $49.8 million from 2007—2008 costs.
Authority for the annual cost to acquire provincially owned assets is reflected in tangible capital assets. Gross capital purchase requirements in 2008—2009 total $341.4 million, with net purchase requirements totalling $276.4 million (gross requirements less TCA cost-shared revenue). Gross capital funding includes an investment of $182.4 million in the highway system, $109.9 million for buildings, including schools, and $38.6 million for information technology.
In addition, capital funding has been provided to the following government units: $51.7 million for the district health authorities and IWK Health Centre, and $4.1 million in total for Trade Centre Ltd, Waterfront Development Corporation, and InNOVAcorp.
The province’s net direct debt to GDP ratio continues its downward trend in fiscal 2008—2009, falling to 34.9 per cent, compared to 36.6 per cent in 2007—2008.
BUDGET SUMMARY — STATEMENT OF OPERATIONS
($ thousands)

ESTIMATE
2006-2007	ACTUAL	ESTIMATE	FORECAST		ESTIMATE
(Restated)	2006-2007	2007-2008	2007-2008		2008-2009
				Consolidated Fund

				Revenues
6,612,304	6,676,852	7,029,569	7,297,188	Ordinary Revenues	7,476,037
58,903	64,682	60,883	57,821	Fees and Other Charges	60,834
429,426	430,409	469,662	456,306	Ordinary Recoveries	456,375
87,783	121,590	113,529	110,700	Sinking Fund Earnings	114,400

7,188,416	7,293,533	7,673,643	7,922,015		8,107,646

				Expenses
6,483,836	6,495,389	6,917,294	7,076,789	Departmental Expenses	7,360,889
33,213	83,137	68,603	120,929	Pension Valuation Adjustment	67,590
963,998	929,828	954,338	929,983	Debt Servicing Costs	904,522

7,481,047	7,508,354	7,940,235	8,127,701		8,333,001

(292,631)	(214,821)	(266,592)	(205,686)		(225,355)

				Consolidation and Accounting Adjustments for Governmental Units
46,402	2,711,633	40,592	28,585	Consolidated Fund Consolidation Adjustments	54,499
4,100	(1,636,246)	—	—	Health and Hospital Boards Operations	—
—	(887,048)	—	(6,439)	School Board Operations	(2,000)
(1,533)	6,115	76	1,383	Special Purpose Funds	385
5,556	(137,828)	309	(2,393)	Other Organizations	3,916

54,525	56,626	40,977	21,136		56,800

				Net Income from Government Business Enterprises
144,200	141,717	139,600	134,500	Nova Scotia Gaming Corporation	136,200
184,500	188,241	197,070	198,100	Nova Scotia Liquor Commission	210,021
6,364	10,683	7,374	10,404	Other Enterprises	12,000

335,064	340,641	344,044	343,004		358,221

96,958	182,446	118,429	158,454	Provincial Surplus	189,666

Components of the Debt Reduction Plan[1]
4, 000	4,000	17,885	43,726	Debt Retirement — Contingency	6,365
57,421	57,421	68,238	68,238	Offshore Offset Agreement	105,884
23,466	22,546	16,882	37,329	Restricted Surplus — TCA	65,072
12,071	98,479	15,424	9,161	Other	12,345

96,958	182,446	118,429	158,454		189,666

[1]	Note: the following table provides information as to the various components of the Debt Reduction Plan
REVENUES BY SOURCE
($ thousands)

	ACTUAL	ACTUAL
	2004-2005	2005-2006	ACTUAL	FORECAST	ESTIMATE
	(Restated)	(Restated)	2006-2007	2007-2008	2008-2009
Consolidate Fund Revenues
Provincial Sources
Corporate Income Tax	329,075	361,508	392,585	389,223	415,902
Harmonized Sales Tax	1,031,066	1,057,772	1,090,758	1,078,030	1,151,027
Individual Income Tax	1,462,250	1,568,449	1,678,995	1,780,967	1,828,653
Interest Revenues	70,513	81,139	81,889	75,854	81,823
Motive Fuel Tax	249,246	248,252	245,577	250,103	246,926
Offshore licenses forfeitures	61,000	43,208	4,227	108,808	—
Registry of Motor Vehicles	86,688	88,173	91,996	96,343	98,122
Royalties — Petroleum	28,202	123,850	269,100	399,747	513,775
Tobacco Tax	178,285	163,617	145,091	145,357	138,127
Other Provincial Sources	246,900	299,445	277,140	299,074	284,338
TCA Cost Shared Revenue	—	—	—	4,440	2,692
Prior Years’ Adjustments — Provincial Sources	(63,278)	16,420	13,032	83,102	—
Fees and other Charges	60,553	60,928	64,682	57,821	60,834
Ordinary recoveries — Provincial Sources	191,389	203,886	247,328	263,289	254,560
Sinking Fund Earnings	143,235	124,395	121,590	110,700	114,400

Total — Provincial Sources	4,075,124	4,441,042	4,723,990	5,142,858	5,191,179

Federal Sources
Canada Health Transfer	484,528	581,015	610,477	638,954	664,185
Canada Social Transfer	244,867	254,964	264,304	280,412	296,869
C48 Infrastructure Trust Funds	—	—	2,468	44,168	38,767
C52 Trust Funds	—	—	—	4,208	24,547
Equalization Payments	1,321,774	1,343,527	1,385,539	1,464,528	1,464,935
Health Reform Fund	44,035	—	—	—	—
Offshore Offset	34,000	4,000	—	—	—
Offshore Oil and Gas Payments	—	57,100	57,421	68,238	105,884
Other Federal Sources	18,348	18,201	36,985	40,466	57,085
TCA Cost Shared Revenue	—	—	22,546	32,889	62,380
Prior Years’ Adjustments — Federal sources	25,093	5,027	6,722	12,277	—
Ordinary Revenues — Federal	154,592	161,954	183,081	193,017	201,815

Total Federal Revenues:	2,327,237	2,425,788	2,569,543	2,779,157	2,916,467

	6,402,361	6,866,830	7,293,533	7,922,015	8,107,646

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	170,031	155,335	141,717	134,500	136,200
Nova Scotia Liquor Commission	170,034	181,217	188,241	198,100	210,021
Other Government Business Enterprises	9,442	8,867	10,683	10,404	12,000

	349,507	345,419	340,641	343,004	358,221

Total Revenues	6,751,868	7,212,249	7,634,174	8,265,019	8,465,867

REVENUES BY SOURCE
(as a percentage of Total Revenue)

	ACTUAL	ACTUAL
	2004-2005	2005-2006	ACTUAL	FORECAST	ESTIMATE
	(Restated)	(Restated)	2006-2007	2007-2008	2008-2009
Consolidate Fund Revenues
Provincial Sources
Corporate Income Tax	4.9%	5.0%	5.1%	4.7%	4.9%
Harmonized Sales Tax	15.3%	14.7%	14.3%	13.0%	13.6%
Individual Income Tax	21.7%	21.7%	22.0%	21.5%	21.6%
Interest Revenues	1.0%	1.1%	1.1%	0.9%	1.0%
Motive Fuel Tax	3.7%	3.4%	3.2%	3.0%	2.9%
Offshore licenses forfeitures	0.9%	0.6%	0.1%	1.3%	—
Registry of Motor Vehicles	1.3%	1.2%	1.2%	1.2%	1.2%

	ACTUAL	ACTUAL
	2004-2005	2005-2006	ACTUAL	FORECAST	ESTIMATE
	(Restated)	(Restated)	2006-2007	2007-2008	2008-2009
Royalties — Petroleum	0.4%	1.7%	3.5%	4.8%	6.1%
Tobacco Tax	2.5%	2.3%	1.9%	1.8%	1.6%
Other Provincial Sources	3.7%	4.2%	3.6%	3.6%	3.4%
TCA Cost Shared Revenue	—	—	—	0.1%	—
Prior Years’ Adjustments — Provincial Sources	-0.9%	0.2%	0.2%	1.0%	—
Fees and other Charges	0.9%	0.8%	0.8%	0.7%	0.7%
Ordinary recoveries — Provincial Sources	2.8%	2.8%	3.2%	3.2%	3.0%
Sinking Fund Earnings	2.1%	1.7%	1.6%	1.3%	1.4%

Total — Provincial Sources	60.3%	61.4%	61.8%	62.1%	61.4%

Federal Sources
Canada Health Transfer	7.2%	8.1%	8.0%	7.7%	7.8%
Canada Social Transfer	3.6%	3.5%	3.5%	3.4%	3.5%
C48 Infrastructure Trust Funds	—	—	—	0.5%	0.5%
C52 Trust Funds	—	—	—	0.1%	0.3%
Equalization Payments	19.6%	18.6%	18.1%	17.7%	17.3%
Health Reform Fund	0.7%	—	—	—	—
Offshore Oil and Gas Payments	—	0.8%	0.8%	0.8%	1.3%
Other Federal Sources	0.3%	0.3%	0.6%	0.5%	0.7%
TCA Cost Shared Revenue	—	—	—	0.4%	0.7%
Prior Years’ Adjustments — Federal sources	0.4%	0.1%	0.1%	0.1%	—
Ordinary Revenues — Federal	2.3%	2.2%	2.4%	2.3%	2.3%

Total Federal Revenues:	34.1%	33.6%	33.5%	33.5%	34.4%

	94.4%	95.0%	95.3%	95.6%	95.8%

Net Income from Government Business Enterprises
Nova Scotia Gaming Corporation	2.5%	2.2%	1.9%	1.6%	1.6%
Nova Scotia Liquor Commission	2.5%	2.5%	2.5%	2.4%	2.5%
Other Government Business Enterprises	0.1%	0.1%	0.1%	0.1%	0.1%

	5.1%	4.8%	4.5%	4.1%	4.2%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

REVENUES BY SOURCE
2007-2008 FORECAST
Chart data

Net Income from GBE’s	4.1%
Harmonized Sales Tax	13.0%
Motive Fuel Taxes	3.0%
Income Taxes	26.2%
Canada Social Transfer	3.4%
Canada Health Transfer	7.7%
Equalization Payments	17.7%
Other	24.9%
2008-2009 ESTIMATE
Chart data

Net Income from GBE’s	4.2%
Harmonized Sales Tax	13.6%
Motive Fuel Taxes	2.9%
Income Taxes	26.5%
Canada Social Transfer	3.5%
Canada Health Transfer	7.8%
Equalization Payments	17.3%
Other	24.2%

EXPENSES BY DEPARTMENT
($ thousands)

	ACTUAL	ACTUAL
	2004-2005	2005-2006	ACTUAL	FORECAST	ESTIMATE
	(Restated)	(Restated)	2006-2007	2007-2008	2008-2009
Agriculture	63,220	62,370	54,652	67,305	59,563
Community Services	776,918	792,747	817,962	867,488	912,570
Economic Development	—	—	71,730	100,512	91,645
Education	1,054,605	1,110,881	1,186,958	1,238,703	1,261,744
Assistance to Universities	235,195	231,958	268,710	400,312	230,511
Energy	8,439	21,686	17,003	20,900	21,817
Environment	—	—	—	—	44,607
Environment and Labour	39,267	39,841	40,940	50,032	—
Finance	13,827	16,665	20,066	27,782	29,871
Fisheries and Aquaculture	—	—	6,168	7,091	7,463
Health	2,461,872	2,670,635	2,898,393	3,022,490	3,205,939
Health Promotion and Protection	—	—	50,290	68,252	87,526
Justice	192,986	206,672	215,487	234,727	262,244
Labour and Workforce Development	—	—	—	—	62,443
Natural Resources	62,271	66,678	69,107	86,957	84,638
Public Service	170,776	214,919	117,130	138,806	156,350
Seniors	—	—	—	—	2,127
Service NS & Municipal Relations	135,228	138,937	194,661	241,683	254,539
Tourism and Culture	59,231	51,728	54,717	57,584	56,727
Transportation Public Works	262,030	277,021	297,361	361,138	350,875
Restructuring Costs	64,910	90,656	116,017	87,905	177,690
Loss on Disposal of assets	(2,754)	(357)	(1,963)	(2,878)	—

Total Program Expenses	5,598,021	5,993,037	6,495,389	7,076,789	7,360,889

Pension Valuation Adjustment	6,221	30,327	83,137	120,929	67,590
Debt Servicing Costs	1,033,675	987,891	929,828	929,983	904,522

Total Expenses	6,637,917	7,011,255	7,508,354	8,127,701	8,333,001

EXPENSES BY DEPARTMENT
(as a percentage of Total Net Expenses)

	ACTUAL	ACTUAL
	2004-2005	2005-2006	ACTUAL	FORECAST	ESTIMATE
	(Restated)	(Restated)	2006-2007	2007-2008	2008-2009
Agriculture	1.0%	0.9%	0.7%	0.8%	0.7%
Community Services	11.7%	11.3%	10.9%	10.7%	11.0%
Economic Development	—	—	1.0%	1.2%	1.1%
Education	15.9%	15.8%	15.8%	15.2%	15.1%
Assistance to Universities	3.5%	3.3%	3.6%	4.9%	2.8%
Energy	0.1%	0.3%	0.2%	0.3%	0.3%
Environment	—	—	—	—	0.5%
Environment and Labour	0.6%	0.6%	0.5%	0.6%	—
Finance	0.2%	0.2%	0.3%	0.3%	0.4%
Fisheries and Aquaculture	—	—	0.1%	0.1%	0.1%
Health	37.1%	38.1%	38.6%	37.2%	38.5%
Health Promotion and Protection	—	—	0.7%	0.8%	1.1%
Justice	2.9%	2.9%	2.9%	2.9%	3.1%
Labour and Workforce Development	—	—	—	—	0.7%
Natural Resources	0.9%	1.0%	0.9%	1.1%	1.0%
Public Service	2.6%	3.1%	1.6%	1.7%	1.9%
Seniors	—	—	—	—	—
Service NS & Municipal Relations	2.0%	2.0%	2.6%	3.0%	3.1%
Tourism and Culture	0.9%	0.7%	0.7%	0.7%	0.7%
Transportation Public Works	3.9%	4.0%	4.0%	4.4%	4.2%
Restructuring Costs	1.0%	1.3%	1.5%	1.1%	2.1%

Total Program Expenses	84.3%	85.5%	86.6%	87.0%	88.4%

Pension Valuation Adjustment	0.1%	0.4%	1.1%	1.5%	0.8%
Debt Servicing Costs	15.6%	14.1%	12.5%	11.4%	10.9%

Total Expenses	100.0%	100.0%	100.0%	100.0%	100.0%

TOTAL EXPENSES BY DEPARTMENT
2007-2008 FORECAST
Chart data

Community Services	10.7%
Transportation and Infrastructure Renewal	4.4%
Education & Universities	20.1%
Resources and Economic Development	3.5%
Health	38.0%
Other	23.3%
2008-2009 ESTIMATE
Chart data

Community Services	11.0%
Transportation and Infrastructure Renewal	4.2%
Education & Universities	17.9%
Resources and Economic Development	3.2%
Health	39.6%
Other	24.1%
Revenue Outlook
In 2008—2009, Nova Scotia’s total ordinary revenues are estimated to be $8,107.6 million, an increase of $434.0 million or 5.7 per cent compared to the 2007—2008 budget estimate.
Provincial own-source revenues are expected to increase by $276.1 million or 6.2 per cent over the 2007—2008 budget estimate to $4,761.4 million in 2008—2009.
Federal source revenues will increase by $170.4 million or 6.7 per cent from the 2007—2008 budget estimate to $2,714.7 million in 2008—2009.
Provincial Own-Source Revenues
Personal Income Tax (PIT)
Nova Scotia’s 2008—2009 estimate for personal income tax is $1,828.7 million, an increase of $110.4 million or 6.4 per cent over the 2007—2008 budget estimate.
National personal taxable income is projected to increase by 3 per cent in 2008, a significantly slower rate of growth than in 2007 but in line with historical trends. Taxable income in Nova Scotia is forecasted to expand by 3.3 per cent, but revenue growth will be offset by increases to the basic personal amount and non-refundable credit blocks announced in the 2006 budget, together with increases to the Graduate Tax Credit and Volunteer Firefighter Tax Credit and the introduction of a Volunteer Ground Search and Rescue Tax Credit.
Nova Scotia’s share of national personal taxable income has been steadily declining since 2000 and is projected to be 2.46 percent in 2008—2009, down from 2.52 per cent for the 2007—2008 budget estimate. The province’s yield of national personal taxable income is rising and is forecast to be 7.92 per cent in 2008—2009, up from 7.77 per cent in the 2007—2008 budget estimate. The 2008—2009 estimate is based upon Finance Canada’s January 2008 forecast for national personal taxable income and the 2006 tax year Final Payment Books received from the federal government in March 2008.
Corporate Income Tax (CIT)
Nova Scotia’s 2008—2009 estimate for corporate income tax is $415.9 million, an increase of $29.0 million or 7.5 per cent over the 2007—2008 budget estimate.
CIT is based primarily on federally forecasted national corporate taxable income, as well as forecasted corporate profits in the province. It is affected by other variables, such as business take-up of provincial tax credit programs and the provincial allocation of taxable income based on corporations’ revenues and salaries paid in each province.
CIT also includes offshore corporate income tax, which is estimated to be higher in 2008—2009 than the 2007—2008 budget estimate. Growth in national corporate taxable income is expected to be 3.0 per cent in 2008, which is much slower growth than observed in the past few years.
Provincial corporate profits are projected to grow moderately in 2008 and outpace the growth rate in corporate profits on a national basis. The province’s share of national corporate profit has been trending down each year since 2003 and is projected to be 1.45 per cent in 2008, compared to 2.0 per cent in the 2007—2008 budget estimate.
Harmonized Sales Tax (HST)
Gross HST is estimated to total $1,295.7 million in 2008—2009, up $28.9 million or 2.3 per cent from the 2007—2008 budget estimate.
HST rebates for public-sector bodies, new housing, printed books, volunteer fire departments, persons with disabilities, and Your Energy Rebate are projected to total $144.7 million, a decrease of $26.3 million or 15.4 per cent from the 2007—2008 budget estimate. This is due primarily to revisions in the Your Energy Rebate Program offset by increases in the other rebates.
Net HST is projected to total $1,151.0 million in 2008—2009, an increase of $55.2 million or 5.0 per cent over the 2007—2008 budget estimate. Growth in the consumer expenditure component remains the most influential factor of the increased revenues, with increases in the public sector, housing, and financial institutions bases also contributing to revenue growth.
Tobacco Tax
Tobacco tax revenues are projected to total $138.1 million in 2008—2009, down $12.8 million or 8.5 per cent from the 2007—2008 budget estimate.
Consumption of tobacco products continues to decline as a result of several factors: promotion of a healthy lifestyle by all levels of government, increased application of no-smoking laws in public spaces, and increases in prices. In addition, the increased distribution of illegal tobacco products has had a significant effect on revenues and the market penetration of illegal products has not yet stabilized.
Motive Fuel Taxes
Motive fuel taxes are projected to total $246.9 million in 2008—2009, down $5.3 million or 2.1 per cent from the 2007—2008 budget estimate.
High petroleum prices are expected to continue to prevail during the next fiscal year, having a slight negative impact on gasoline consumption (0.8 per cent), which accounts for approximately 73 per cent of revenue from motive fuel taxes. This impact will be offset by a projected rise in labour income of 5.6 per cent. In addition, diesel oil consumption is estimated to increase by 1.5 per cent, as it is more closely tied to economic activity than price movements.
Offshore Petroleum Royalties
Offshore petroleum royalties are estimated to be $513.8 million in 2008—2009, an increase of $93.3 million or 22.2 per cent from the 2007—2008 budget estimate.
The increase is primarily a result of higher prices for natural gas, increased production volumes for the Sable Offshore Energy Project, and the project’s interest holders achieving predetermined return thresholds that result in increasing royalty rates.
Other Provincial Sources
Other provincial sources are estimated to be $467.0 million, an increase of $6.4 million or 1.4 per cent from the 2007—2008 budget estimate.
This revenue source includes such items as corporate capital taxes, tax on insurance premiums, Seniors’ Pharmacare premiums, and the Casino Win Tax.
The increase is the result of higher revenues from the Registry of Motor Vehicles and increased interest revenue. These increases are somewhat offset by lower corporate registration fees and a reduction in the Casino Win Tax.
Federal Transfers
Equalization
Equalization revenues are estimated to increase by $0.4 million over the 2007—2008 budget estimate to $1,464.9 million.
The equalization estimate reflects the province’s adoption of the Expert Panel formula for equalization. Growth in equalization revenues to the province are flat in 2008—2009 despite an enrichment of the national program from $13.0 billion to $13.8 billion. This is as a result of the clawback of payment to the province under a fiscal capacity cap provision.
As part of a clarification reached with the Government of Canada on October 10, 2007, Nova Scotia will receive an additional payment from the federal government if the cumulative value of the equalization formula in effect at the time the Offshore Accord was signed (the Interim approach) exceeds the cumulative value of the Expert Panel approach.
In 2008—2009 the value of the Expert Panel approach exceeds the value of the Interim approach, so no additional payment will be forthcoming. The arrangement is in effect until 2019—2020 to coincide with the term of the Offshore Accord.
Offshore Offset payments are estimated to be $105.9 million in 2008—2009, an increase of $37.6 million or 55.2 per cent over the 2007—2008 budget estimate. The increase reflects the inclusion of higher offshore royalties from recent years in the equalization formula. Under provincial legislation, the Offshore Offset payments are directed to debt repayment until the notional payments reach the $830-million advance payment made to the province in 2005.
The Canada Health Transfer (CHT)
In 2008—2009 the total provincial entitlement for CHT consists of the provincial allocation of a fixed national entitlement. The 2008—2009 national CHT amount that is available in cash and tax points is estimated to be $36.5 billion. The fixed national pool of cash to be distributed to provinces is $22.6 billion.

Under an agreement reached in September 2004 the cash portion of CHT is legislated to grow by 6 per cent each year.
The CHT cash entitlement for Nova Scotia is estimated to be $664.2 million, which is $25.2 million or 3.9 per cent higher than the 2007—2008 budget estimate. The estimate of the province’s cash entitlement reflects the federal government’s calculation on the levels of population and personal and corporate income tax provided in January 2008.
The Canada Social Transfer (CST)
Nova Scotia’s 2008—2009 cash entitlement for CST is estimated to be $296.9 million, $16.5 million or 5.9 per cent higher than the 2007—2008 budget estimate.
The provincial entitlement is based on a per capita cash provincial allocation of a fixed national entitlement, which stands at $10.5 billion. Effective with the 2007 federal budget, the CST no longer contains a tax point transfer component.
Other Federal Sources
Other federal sources are estimated to be $182.8 million in 2008-09, an increase of $90.6 million or 98.2 per cent over the 2007—2008 budget estimate:
• $24.5 million of the increase is the result of draw downs from federal trusts established in the 2007 federal budget for Patient Wait Times Guarantee, Human Papillomavirus (HPV) Immunization, and an ecoTrust for Clean Air and Climate Change; and
• $22.5 million of the increase is due to additional federal trusts funded from the 2008 federal budget, specifically, community development, police officer recruitment, and public transit capital
In 2008—2009 Nova Scotia will also start to receive base funding of $25.0 million per year for infrastructure. This was announced as part of the 2007 federal budget, but the program parameters were not finalized until the spring of 2008. Much of this funding will be used for tangible capital assets across government.
Other federal sources also include the federal Wait Times Reduction Fund. This funding is drawn down according to the notional allocation included in the Wait Times Agreement and provincial spending commitments. Nova Scotia has drawn down $34.4 million in 2007—2008, but the funding available in 2008—2009 is only $17.1 million.
Other
Recoveries
Recoveries are projected to total $456.4 million in 2008—2009, down $13.3 million or 2.8 per cent from the 2007—2008 budget estimate.
The decrease relates primarily to medical equipment funding being moved from recoveries to ordinary revenues.
Fees and Other Charges
Fees and other charges are projected to total $60.8 million in 2008—2009, unchanged from the 2007—2008 budget estimate.
Sinking Fund Earnings
Sinking fund earnings are projected to total $114.4 million in 2008—2009, an increase of $0.9 million or 0.8 per cent from the 2007—2008 budget estimate.

Key Tax Measures—Personal Income Taxes
Basic Personal Amount and Other Non-refundable Credits
As announced in the 2006—2007 budget, the province is increasing the basic personal amount exempted from personal income taxes by $250 per year over a four-year period. This represents an increase of $1,000 or 13.83 per cent. The province’s other non-refundable credits will also grow by 13.83 per cent over this period. The basic personal amount will increase from $7,481 to $7,731 effective January 1, 2008, and to $7,981 in January 2009. The province’s other non-refundable tax credits will also grow by 3.46 per cent.
Volunteer Firefighters Tax Credit
For the 2008 tax year, the Volunteer Firefighters Tax Credit will increase from $250 to $375 as announced in the 2007—2008 budget. This tax credit will increase to $500 in 2009.
Volunteer Ground Search and Rescue Tax Credit
Budget 2008—2009 provides a new tax credit for eligible ground search and rescue volunteers commencing January 1, 2008. The tax credit will be equivalent to the Volunteer Firefighters Tax Credit for the 2008 tax year ($375) and will increase to $500 in 2009. Eligibility criteria will be developed this fiscal year.
Healthy Living Tax Credit
Budget 2008—2009 provides for the extension of the Healthy Living Tax Credit to all Nova Scotians effective January 1, 2009. The tax credit for children’s sport and recreational activity registration costs was introduced in 2005, and the maximum eligible expenditure was increased to $500 in 2006. The tax credit is being expanded to cover both adult and children’s eligible expenditures to a maximum of $500 for each individual or child.
Transit Tax Credit
Budget 2008—2009 provides for a new Transit Tax Credit. Starting in 2009, Nova Scotians will be able to claim credits for their transit pass expenses. Eligible transit pass expenses in Nova Scotia will match the Federal definitions and be multiplied at the lowest personal income tax rate (8.79 per cent) to calculate a non-refundable provincial personal income tax credit.
Graduate Tax Credit
For those individuals who graduate from eligible postsecondary programs after January 1, 2008, the province will increase its graduate tax credit from $1,000 to $2,000.
Key Tax Measures—Business Taxes
Digital Media Tax Credit
The Digital Media Tax Credit announced in budget 2007—2008 will be increased starting on January 1, 2008. This measure will increase the refundable tax credit on eligible expenditures from 35 per cent to 50 per cent, as well as increase the tax credit cap on total production costs from 17.5 per cent to 25 per cent. In addition, the tax credit for production work completed outside the Halifax Regional Municipality will increase from 5 per cent to 10 per cent, with the corresponding total production cost cap increasing from 2.5 per cent to 5 per cent.
Film Industry Tax Credit

As announced in September 2007, the Film Industry Tax Credit will be increased for productions starting after September 30, 2007. This measure will increase the refundable tax credit on eligible expenditures from 35 per cent to 50 per cent, as well as increase the tax credit cap on total production costs from 17.5 per cent to 25 per cent. In addition, the tax credit for production work completed outside the Halifax Regional Municipality will increase from 5 per cent to 10 per cent, with the corresponding total production cost cap increasing from 2.5 per cent to 5 per cent.
Large Corporations Tax
As previously announced, the province’s Large Corporations Tax (LCT) on capital of non-financial institutions will decline from 0.225 per cent to 0.2 per cent on July 1, 2008. That tax rate will continue to decline on an annual basis until its elimination in 2012.
Tax Relief in Nova Scotia
($ millions)

	Estimated Tax	Estimated Tax	Fiscal Impact
	Relief in 2008	Relief in 2009	2008-09
New Tax Measures

Volunteer Firefighters and Ground Search and Rescue Tax Credit	$3.9	$5.3	$4.1
Healthy Living Tax Credit	$3.3	$8.6	$4.3
Transit Tax Credit	—	$1.5	$0.3
Film & Digital Media Tax Credit	$15.5	$17.3	$15.7

Previously Announced Tax Measures

Basic Personal Amount and other credits	$32.3	$48.4	$35.3
Graduate Tax Credit	$14.3	$14.3	$14.3
Large Corporations Tax Reduction	$28.0	$42.8	$31.7
Sensitivity
Revenue estimates that are in the form of a forecast are based on a number of economic, financial, tax assessment, and statistical values and assumptions. All of these reflect the province’s planned course of action for the forecast period and judgment as to the most probable set of economic conditions.
As these variables change throughout the year and as more information becomes available, they may have an impact, either negative or positive, on the revenue forecasts, and these impacts could be material. The province intends to update the forecast periodically throughout the forecast period. It is also important to note that the above-referenced variables can move quite independently of each other and may have offsetting effects.
The following table lists the specific key economic assumptions and key variables that directly affect the calculation of provincial revenue estimate and forecast figures as included in this Revenue Outlook section and reflects assumptions developed by the province as at April 29, 2008.

Revenue Source	Key Variables
Personal Income Tax	• national level of personal taxable income as provided by Finance Canada
• Nova Scotia share of national levels of taxable income
• provincial taxable income yield
• tax credits uptake

Corporate Income Tax	• national level of corporate taxable income level as provided by Finance Canada
• Nova Scotia share of national taxable income
• tax credit uptake
• national and provincial corporate profit levels
HST	• personal consumer expenditure levels
• provincial gross domestic product
• spending by exempt industries
• rebate levels
• housing investment
Tobacco, Gasoline and Diesel Taxes	• personal consumer expenditure levels
• tobacco and fuel consumption patterns
• tobacco and fuel prices
• labour income
Petroleum Royalties	• foreign exchange rates
• production levels
• world price of natural gas, subject to current market conditions
Equalization	• one-estimate, one-payment approach
CHT / CST	• annual increases in the national base amount
• changes in personal and corporate income taxes
• changes in population
• changes in tax point values
Additional Information
In addition to the key economic and fiscal assumptions contained in the 2008—2009 revenue estimates, the following information should also be taken into account when interpreting the revenue estimates.
The revenue estimates for 2008—2009 are considered to have been prepared on a basis consistent with accounting policies currently used by the province to record and/or recognize revenue for purposes of its Consolidated Fund. As a result, revenues for certain government service organizations that are consolidated for financial statement purposes are not included in the province’s revenue estimates.
The Department of Finance and other departments or agencies of the province have prepared their specific revenue estimates for 2008—2009 using a combination of current internal and external models and other information available. Every effort has been made to ensure the integrity of the results of the models and other information. As actual or more current information becomes available, adjustments may be necessary to the projection of revenues.
The revenue forecasted to be received through federal transfer payment programs pursuant to the Federal-Provincial Fiscal Arrangements Act incorporates official information released by the federal government as of February 26, 2008. In addition, CHT and CST revenue estimates are, in part, based on Canadian national and provincial population estimates supplied by Statistics Canada.
As with past population estimates, there is a forecast risk that the data will be revised by Statistics Canada. Prior years’ adjustments (PYAs) are normally made to federal transfers and to income tax revenues. All PYAs known to date have been included in the forecast for 2007—2008.

Statistics Canada will be releasing results of Census 2006 in the fall of 2008. The province does not have any data at this time that could be reflected in the revenue estimates. Due to federal legislative provisions, transfers in respect of Equalization, CST, and CHT for 2007—2008 will not be affected by new census data, nor will the 2008—2009 estimates for Equalization and Offshore Offset payments.
Offshore Forfeiture Revenue
The risk of a deposit forfeiture is inherent in the offshore exploration industry. While a forfeiture is not unusual given the unpredictable nature of this industry, any revenue projection based on past trends would be inappropriate. The province’s accounting recognition policy is to record forfeiture revenue when a notice of forfeiture is given. As of today’s date, no notice has been provided for 2008—2009.
To be consistent with our revenue recognition policy and to reflect the uncertainty of this revenue, no offshore forfeiture revenue is included in the 2008—2009 estimates. If, subsequent to the budget, forfeiture notice is provided, the amount will be reflected in future quarterly forecast updates and the Public Accounts for 2008—2009.
Tangible Capital Assets
The 2008—2009 Estimates have been prepared using the revisions to Section 3150, Tangible Capital Assets, of the Public Sector Accounting Handbook. This standard, amongst other things, defines the cost of an asset as the gross amount to acquire, construct, develop, or better the asset. Previously, the province netted recoveries or cost-sharing contributions from others to determine the cost of an asset. All recoveries are recorded as revenue in the year when the related asset is acquired. Amortization expense is calculated based on the gross cost amount.
Crown Share Revenue
The governments of Canada and Nova Scotia have agreed to allow an Expert Panel resolve the outstanding issue of Crown Share revenue owing to the Province. To date, the Expert Panel has not submitted its report. To be consistent with our revenue recognition policy and to reflect the uncertainty of this revenue, no Crown Share revenue is included in the 2008—2009 estimates.
Government Business Enterprises — Net Income
Nova Scotia Liquor Corporation Net Income
The Nova Scotia Liquor Corporation (NSLC) returns all of its net income to the Government of Nova Scotia as shareholder. The NSLC is budgeting net income of $210 million in 2008—2009. This is an increase of 6.6 per cent compared to the 2007—2008 estimated net income. The net income is projected on net sales of $554 million for 2008—2009 as compared to $524 million estimated for 2007—2008. The increase in net income is primarily attributable to the following factors:
1. net sales increase of 5.7 per cent, attributable to a combination of price, premiumization, and volume increases
2. continuing expenditure investment in enhancing the retail customer shopping experience and IT infrastructure
3. a new focus on serving the wholesale community
4. more aggressive and effective product promotion and marketing programs; and
5. increased employee capacity focused on customer assistance selling and product knowledge skills
Nova Scotia Gaming Corporation Net Income
Nova Scotia Gaming Corporation’s (NSGC) net income is budgeted to be $136.2 million in 2008—2009, $3.4 million lower than the 2007—2008 budget estimate and $1.7 million higher than the 2007—2008 forecast. Budgeted revenue growth in 2008—2009 will be offset by increased expenses, largely as a result of increased prize payout to ticket lottery players.
Net Income from Other Enterprises
Net income from other enterprises is estimated at $12.0 million for 2008—2009. This includes $8.9 million from the Halifax-Dartmouth Bridge Commission and $3.1 million from the Highway 104 Western Alignment Corporation.
The 2007—2008 estimated net income from other enterprises was $7.4 million. The increase is primarily due to an accounting change at the bridge commission, changing from a calendar year reporting period to a fiscal year accounting period, ending March 31. The change brings the bridge commission in line with the provincial government’s fiscal year reporting period.
Data for Treasury Management Debt Maturity Schedule Chart (millions $)

	GBP	USD	CAD
2008-09			269.3
2009-10			657.5
2010-11			646.6
2011-12	56.3	795.0	728.4
2012-13			55.8
2013-14		299.9	164.0
2014-15			285.0
2015-16		205.7	135.0
2016-17		586.5	420.0
2017-18			160.0
2018-19		198.0	47.1
2019-20	114.4	855.4	73.9
2020-21			78.3
2021-22		312.0	496.3
2022-23		708.8	—
2023-24			90.6
2024-25			85.8
2025-26			—
2026-27			—
2027-28			550.0
2028-29			—
2029-30			—
2030-31			—
2031-32			300.0
2032-33			—
2033-34			600.0
2034-35			—
2035-36			441.8
2036-37			109.6
2037-38			581.5
Key national economic assumptions, displayed in the schedule below, are based on data and information available as of March 3, 2008.

National Forecast Assumptions

	2007		2008f	2009f
Real GDP (Chained 2002 dollars), % change	2.7	%*	1.9%	2.2%
Employment, % change	2.3	%*	1.3%	1.4%
Unemployment rate, %	6.0	%*	6.0%	6.0%
Personal income, % change	6.1	%*	5.4%	4.4%
Consumer price inflation, % change	2.2	%*	2.1%	1.3%
Retail sales, % change	5.8	%*	5.7%	4.7%
Corporate profits before taxes, % change	5.8	%*	4.2%	3.5%
Exports of Goods and Services, % change	1.9	%*	1.3%	3.1%

Source: Statistics Canada, actual (*), Nova Scotia Department of Finance, projections
The economic assumptions displayed in the schedule below are based on data and information available as of March 13, 2008.
Provincial Forecast Assumptions

	2007	2008f	2009f
Real GDP (Chained 2002 dollars), % change	1.7%	1.7%	2.5%
Nominal GDP, % change	5.4%	4.9%	4.2%
Employment, % change	1.3%*	0.9%	1.3%
Unemployment rate, %	8.0%	8.1%	7.5%
Personal income, % change	3.5%	4.2%	4.2%
Consumer price inflation, % change	1.9%*	2.0%	2.0%
Retail sales, % change	4.0%*	4.4%	4.9%
Corporate profits before taxes, % change	4.6%	4.0%	4.1%
Exports of Goods and Services, % change	5.4%	3.9%	8.5%

Source: Statistics Canada, actual (*), Nova Scotia Department of Finance, projections
Nominal Gross Domestic Product at Market Prices
($ millions)

		Growth			Growth
Year	Nova Scotia (1)	Rate %		Canada (2)	Rate %
1998	21,401	5.1		914,973	3.7
1999	23,059	7.7		982,441	7.4
2000	24,658	6.9		1,076,577	9.6
2001	25,909	5.1		1,108,048	2.9
2002	27,082	4.5		1,152,905	4.0
2003	28,851	6.5		1,213,175	5.2
2004	30,014	4.0		1,290,828	6.4
2005	31,575	5.2		1,375,080	6.5
2006	31,997	1.3		1,446,307	5.2
2007	33,727	5.4	p	1,531,427	5.9
2008	35,383	4.9	p	1,590,836	3.9	p
2009	36,866	4.2	p	1,654,878	4.0	p

1	Source: Statistics Canada, Provincial Economic Accounts, Cat. No. 13-213-PPB

2	Source: Statistics Canada, National Income and Expenditure Accounts, Cat. No. 13-001-PPB

p	Preliminary Projections; Source: Nova Scotia Department of Finance

Nominal Gross Domestic Product at Market Prices
(chained 2002 $ millions)

		Growth			Growth
Year	Nova Scotia (1)	Rate %		Canada (2)	Rate %
1998	23,210	3.7		990,968	4.1
1999	24,482	5.5		1,045,786	5.5
2000	25,234	3.1		1,100,515	5.2
2001	26,036	3.2		1,120,146	1.8
2002	27,082	4.0		1,152,905	2.9
2003	27,464	1.4		1,174,592	1.9
2004	27,836	1.4		1,210,656	3.1
2005	28,336	1.8		1,247,780	3.1
2006	28,597	0.9		1,282,204	2.8
2007	29,093	1.7	p	1,316,219	2.7
2008	29,581	1.7	p	1,340,577	1.9	p
2009	30,306	2.5	p	1,369,887	2.2	p

1	Source: Statistics Canada, Provincial Economic Accounts, Cat. No. 13-213-PPB

2	Source: Statistics Canada, National Income and Expenditure Accounts, Cat. No. 13-001-PPB

p	Preliminary Projections; Source: Nova Scotia Department of Finance

Note:	The Chained 2002$ millions is the Fisher Volume Index formula (2002 = 100) used to project Gross Domestic Product in constant dollars.
Personal Income Per Capita
(dollars)

		%			%
Year	Nova Scotia (1)	Change		Canada (1)	Change
1998	21,786	5.1		24,814	3.7
1999	22,922	5.2		25,755	3.8
2000	23,933	4.4		27,384	6.3
2001	24,793	3.6		28,254	3.2
2002	25,426	2.6		28,650	1.4
2003	26,094	2.6		29,416	2.7
2004	27,041	3.6		30,703	4.4
2005	28,311	4.7		31,959	4.1
2006	29,459	4.1		33,530	4.9
2007	30,505	3.6	p	35,221	5.0	p
2008	31,825	4.3	p	36,996	5.0	p
2009	33,174	4.2	p	38,301	3.5	p

1	Source: Statistics Canada, Cat. Nos. 13-001-PPB, 13-213-PPB, 91-215-XIE (Statistics Canada Annual Demographic Statistics) and Nova Scotia Department of Finance

p	Preliminary Projections; Source: Nova Scotia Department of Finance (Projections calculated using NS Budget 08 Forecast for Personal Income and Cat no. 91-520 for Population Estimates)
Nova Scotia Labour Market
(thousands of persons)

		%			%
Year	Labour Force (1)	Change		Employment (1)	Change
1998	441.8	1.5		395.3	3.5
1999	446.8	1.1		404.0	2.2
2000	452.8	1.3		411.4	1.8
2001	460.0	1.6		415.2	0.9
2002	467.7	1.7		422.9	1.9
2003	474.6	1.5		431.2	2.0
2004	485.0	2.2		442.2	2.6
2005	483.9	(0.2)		443.1	0.2
2006	480.0	(0.8)		441.8	-0.3
2007	486.7	1.4		447.6	1.3
2008	491.6	1.0	p	451.6	0.9	p
2009	494.5	0.6	p	457.3	1.3	p

1	Source: Statistics Canada 2007, Labour Force Historical Review, 71F0004XCB, February 2008

p	Preliminary Projections; Source: Nova Scotia Department of Finance

Unemployment
(thousands of persons)

		Nova Scotia (1)			Canada (1)
		Unemployment			Unemployment
Year	Unemployed	Rate (%)		Unemployed	Rate (%)
1998	46.6	10.5		1,270.1	8.3
1999	42.9	9.6		1,181.6	7.6
2000	41.4	9.1		1,082.8	6.8
2001	44.8	9.7		1,163.6	7.2
2002	44.8	9.6		1,268.9	7.7
2003	43.4	9.1		1,286.2	7.6
2004	42.8	8.8		1,235.3	7.2
2005	40.8	8.4		1,172.8	6.8
2006	38.1	7.9		1,108.4	6.3
2007	39.1	8.0		1,079.4	6.0
2008	40.0	8.1	p	1,093.4	6.0	p
2009	37.2	7.5	p	1,108.7	6.0	p

1	Source: Statistics Canada 2007, Labour Force Historical Review, 71F0004XCB, February 2008

p	Preliminary Projections; Source: Nova Scotia Department of Finance

Note:	The unemployment statistics shown in this table are annual averages of the monthly indices.